Mail Stop 5546

May 18, 2006

Mark Nordlicht
Chairman of the Board
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montville, NJ 07645

RE: Platinum Energy Resources, Inc.
         File No. 0-51553
         Re: Preliminary Proxy Statement filed on March 24, 2006

Dear Mr. Nordlicht:

        We have received your letters dated May 9, 2006 and May 17, 2006 and
understand that your letters are in response to staff comments issued on April 28, 2006
regarding the inclusion of financial statements required in the preliminary proxy
statement filed on March 24, 2006.

        Based upon the information provided in your letters, the staff will not object to
your proposal in your letter dated May 17, 2006 to present audited combined statements
of revenue and direct operating expenses for the acquired properties for the years ended
December 31, 2004 and the period ended May 31, 2005 and the supplementary oil and
gas disclosures to substantially comply with the requirements of Rule 3-05 of Regulation
S-X.

        With respect to the audited combined statements of revenue and direct operating
expenses, you should provide footnote disclosure of the nature of the omitted historical
expenses, and the reason for their omission. Also, disclose the amount of the omitted
expenses, if they are known or reasonably available, on an unaudited basis. The
supplemental oil and gas disclosures you propose to provide should comply with
paragraphs 10 through 17 and 30 through 34 of SFAS 69. We understand that a reserve
study was not made by third parties as of May 31, 2005, although reserve studies were
performed by third parties as of December 31, 2004 and 2005. You may develop the
required disclosures based on a reserve study for the most recent year (December 31,
2005), computing the changes backward. Disclose the method of computation in a
footnote.

You are required to provide a pro forma balance reporting the acquisition. The staff will waive the requirement to provide a pro forma statement of operations, if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide pro forma operating information, limit it to information that is readily determinable and do not include forward-looking information. Also, disclose how the pro forma statement of operations is not indicative of your operations going forward, because they necessarily exclude various operating expenses.

We encourage you to include forward-looking information regarding the revenues and expenses of the acquired properties, as reorganized under your corporate structure and management. If furnished, clearly identity it as forward-looking rather than as pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking formation that you do provide.

The conclusions reached in this letter are based upon the information provided in your letters. Different facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant